                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 5 TO
                                 ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                Date of end of last fiscal year: March 31, 2004

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered

N/A                      N/A                                  N/A

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                  Ariel Delouya
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                                 Brice T. Voran
                             Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2004 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit (i)     2005-06 First Quarter Ontario Finances

                                SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly caused this  amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

August 4, 2005                        By:   /s/ Michael D. Manning
                                        Name:   Michael D. Manning
                                        Title:  Executive Director (Acting)
                                                Capital Markets Division
                                                Ontario Financing Authority

                              Exhibit Index

Exhibit (i):     2005-06 First Quarter Ontario Finances

                                                                     EXHIBIT (i)

                                                                     2005-06 First Quarter Ontario Finances

[ONTARIO LOGO]

ONTARIO FINANCES
2005-06 FIRST QUARTER                        QUARTERLY UPDATE - JUNE 30, 2005                          Ministry of Finance
-------------------------------------------------------------------------------------------------------------------

Fiscal Summary
($ Millions)
--------------------------------------------------------------------------------------------------------------------------

                                                                                                    2005-06
--------------------------------------------------------------------------------------------------------------------------
                                                                     Interim         Budget         Current*       In-Year
                                                                     2004-05           Plan          Outlook        Change
                                                             -------------------------------------------------------------
Revenue                                                               77,137          81,687         81,687              -
Expense
   Programs                                                           67,622          71,014         71,014              -
   Capital                                                             2,899           2,673          2,673              -
   Interest on Debt                                                    9,609           9,796          9,796              -
                                                             -------------------------------------------------------------
Total Expense                                                         80,130          83,483         83,483              -
                                                             -------------------------------------------------------------
Surplus/(Deficit) Before Reserve                                      (2,993)         (1,796)        (1,796)             -
Reserve                                                                    -           1,000          1,000              -
--------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                                                   (2,993)         (2,796)        (2,796)             -
--------------------------------------------------------------------------------------------------------------------------
*    First-quarter fiscal forecast as at June 30, 2005.

HIGHLIGHTS

2005-06 IN-YEAR PERFORMANCE
DEFICIT OUTLOOK AT $2.8 BILLION
•  The 2005-06 deficit outlook is on track with the fiscal outlook presented in the 2005 Ontario Budget.  As at
   June 30, 2005, a deficit of $2,796 million is projected for 2005-06, unchanged from the Budget Plan.
REVENUE AT $81.7 BILLION
•  The revenue outlook, at $81,687 million, is unchanged from the fiscal outlook presented in the Budget
   Plan.
EXPENSE AT $83.5 BILLION
•  Total expense, at $83,483 million, is unchanged from the fiscal outlook presented in the Budget Plan.
RESERVE AT $1.0 BILLION
•  The Budget Plan includes a $1 billion reserve to protect against unexpected and adverse changes in the economic and fiscal outlook.
--------------------------------------------------------------------------------------------------------------------------

MAY 7TH AGREEMENT

•  On May 7th, the Ontario government reached an agreement with the federal government, which will see additional federal spending in Ontario of $5.75 billion between now and 2009-10. The fiscal impact of the agreement between Premier McGuinty and Prime Minister Martin has not been included in the first-quarter
   Ontario Finances. Discussions with the federal government regarding the implementation of this agreement are currently underway.  As details become available, they will be reported in future quarterly updates.

-------------------------------------------------------------------------------------------------------------------
For further information contact                                                               Ce rapport est disponible en français.
Communications and Corporate Affairs Branch                                                           Pour plus de rensiegnements contactez
416) 325-0333                                                                                           Direction des communications et des
Frost Building North, Queen's Park                                                           affaires ministérielles, (416) 325-0333
Toronto M7A 1Z1                                                                    Édifice Frost Nord, Queen's Park, Toronto M7A 1Z1

This document is available on the Internet at: http://www.gov.on.ca/FIN/english/engfinances.htm

ONTARIO FINANCES                                                                                ECONOMIC AND FISCAL TRENDS
-------------------------------------------------------------------------------------------------------------------

ONTARIO ECONOMIC OUTLOOK

[Bar chart showing 2005 budget and average private-sector forecast.]

Ontario's economic growth is expected to be
moderate in 2005, with real GDP rising by 2.0
per cent, after an increase of 2.8 per cent in
2004.  The slower rate of economic growth
reflects the appreciation of the Canadian
dollar, continuing high oil prices and an
easing in the pace of growth in the U.S.
economy.

The average recent private-sector forecast for
Ontario economic growth is 2.4 per cent in
2005, up from 2.3 per cent at the time of the
Budget.

ONTARIO FISCAL OUTLOOK

[Line graph showing medium-term deficit reduction plan.]

The creation of Ontario's structural deficit
started in 2000-01, when program spending
growth began to outpace growth in taxation
revenue.  Between 2000-01 and 2003-04,
spending on Provincial programs grew by 21
per cent while Provincial taxation revenue,
which provides the bulk and most stable
source of Provincial revenue, actually
declined by 0.7 per cent.

The government's medium-term fiscal plan
aims to reduce the Provincial deficit from the
$5.5 billion recorded in 2003-04 and $3.0
billion in 2004-05 by setting steadily
declining deficit targets of $2.8 billion in
2005-06, $2.4 billion in 2006-07, $1.5 billion
in 2007-08, and achieving a balanced budget
no later than 2008-09.  A balanced budget will
be achieved one year earlier, if the reserve is not required in 2007-08.

The government is on track to achieve the deficit target of $2.8 billion in 2005-06.  The medium-term fiscal plan also includes reserves to protect against unexpected and adverse changes in the economic and fiscal outlook.

                                                            2

ONTARIO FINANCES                                                                                DETAILS OF IN-YEAR CHANGES
-------------------------------------------------------------------------------------------------------------------

FISCAL PERFORMANCE

REVENUE AT $81.7 BILLION
•  The revenue outlook, at $81,687 million, is unchanged from the 2005-06 Budget Plan.

EXPENSE AT $83.5 BILLION
•  The expense outlook, at $83,483 million, is unchanged from the 2005-06 Budget Plan.
OPERATING EXPENSE
•  Total program expense, at $71,014 million, is unchanged from the 2005-06 Budget Plan.  Ministry program expense changes in the first quarter, and the corresponding offsets, include:
   •   Native Affairs Secretariat: An additional $30 million for settlement of the Rainy River land claim agreement, signed by Ontario, Canada and the Rainy River First Nation, fully offset from the
       Contingency Fund.
   •   Ministry of Northern Development and Mines: An additional $5 million for the Far North Geological
       Mapping Initiative, fully offset from the Contingency Fund.
   •   The Interest on Debt expense forecast, at $9,796 million, is unchanged from the 2005-06 Budget Plan.

CAPITAL EXPENSE
•  Capital expense, at $2,673 million, is unchanged from the 2005-06 Budget Plan.

RESERVE AT $1.0 BILLION
•  The reserve, at $1 billion, is unchanged from the 2005-06 Budget Plan.

                                                            3

ONTARIO FINANCES                                                                                        FISCAL PERFORMANCE
-------------------------------------------------------------------------------------------------------------------

Statement of Financial Transactions ($ Millions)
                                                                                                                  Current*
                                                                                           Actual     Interim      Outlook
                                                                 2001-02      2002-03     2003-04     2004-05      2005-06
--------------------------------------------------------------------------------------------------------------------------
Revenue                                                           66,534       68,891      68,400      77,137       81,687
Expense
     Programs                                                     53,932       57,204      62,104      67,622       71,014
     Capital**                                                     1,890        1,876       2,175       2,899        2,673
     Interest on Debt                                             10,337        9,694       9,604       9,609        9,796
                                                            --------------------------------------------------------------
Total Expense                                                     66,159       68,774      73,883      80,130       83,483
                                                            --------------------------------------------------------------
Surplus / (Deficit) Before Reserve                                   375          117      (5,483)     (2,993)      (1,796)
Reserve                                                                -            -           -           -        1,000
                                                            --------------------------------------------------------------
Surplus / (Deficit)                                                  375          117      (5,483)     (2,993)      (2,796)
--------------------------------------------------------------------------------------------------------------------------
Net Debt+                                                        132,121      132,647     138,557     142,228      146,017
Accumulated Deficit+                                             132,121      118,705     124,188     127,181      129,977
--------------------------------------------------------------------------------------------------------------------------
*  First-quarter fiscal forecast as at June 30, 2005.
**   Starting in 2002-03, major tangible capital assets owned by Provincial ministries (land, buildings and transportation infrastructure) are accounted for on a full accrual accounting basis.  Other tangible capital assets owned by Provincial ministries will continue to be accounted for as expense in the year of acquisition or construction.  All capital assets owned by consolidated government organizations are accounted for on a full accrual basis.
+  Net debt is calculated as the difference between liabilities and financial assets.  The annual change in Net Debt is equal to the
   Surplus/Deficit plus the change in tangible capital assets.  Accumulated Deficit is calculated as the difference between liabilities and financial and tangible capital assets.  The annual change in the Accumulated Deficit is equal to the Surplus/Deficit.

Selected Economic and Fiscal Statistics
--------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Current*
                                                                                           Actual     Interim      Outlook
                                                                 2001-02      2002-03     2003-04     2004-05      2005-06
--------------------------------------------------------------------------------------------------------------------------
Gross Domestic Product (GDP) at Market Prices***                 453,959      477,911     493,802     516,844      537,001
($ Millions)
Ontario Population (000s) - July 1                                11,898       12,102      12,257      12,393       12,551

Ontario Revenue as a per cent of GDP                                14.7         14.4        13.9        14.9         15.2
Ontario Revenue Growth (%)                                           0.4          3.5        (0.7)       12.8          5.9

Ontario Total Expense as a per cent of GDP                          14.6         14.4        15.0        15.5         15.5
Ontario Total Expense Growth (%)                                     2.7          4.0         7.4         8.5          4.2

Ontario Total Program Expense as a per cent of GDP                  11.9         12.0        12.6        13.1         13.2
Ontario Total Program Expense Growth (%)                             4.9          6.1         8.6         8.9          5.0

Ontario Interest on Debt as a per cent of Revenue                   15.5         14.1        14.0        12.5         12.0
Ontario Interest on Debt as a per cent of Total Expense             15.6         14.1        13.0        12.0         11.7
Ontario Interest on Debt as a per cent of GDP                        2.3          2.0         1.9         1.9          1.8

Ontario Surplus / (Deficit) as a per cent of GDP                     0.1          0.0        (1.1)       (0.6)        (0.5)

Net Debt per capita ($)                                           11,104       10,961      11,304      11,476       11,634
Net Debt as a per cent of GDP                                       29.1         27.8        28.1        27.5         27.2

Accumulated Deficit per capita ($)                                11,104        9,809      10,132      10,262       10,356
Accumulated Deficit as a per cent of GDP                            29.1         24.8        25.1        24.6         24.2
--------------------------------------------------------------------------------------------------------------------------
*   First-quarter fiscal forecast as at June 30, 2005.
*** Reflects Statistics Canada's revisions to the National Income and Expenditure Accounts, and the Ontario Economic Accounts.
Sources:  Ontario Ministry of Finance and Statistics Canada.

                                                            4

ONTARIO FINANCES                                                                                      ECONOMIC PERFORMANCE
-------------------------------------------------------------------------------------------------------------------

ONTARIO REAL GROSS DOMESTIC PRODUCT (GDP) GROWTH CONTINUES
•  Ontario's real GDP grew by 0.5 per cent in the first calendar quarter of 2005.  Growth was supported by household and business spending and by a modest improvement in Ontario's net trade position.  A slower pace of inventory accumulation was the main source of weakness for the economy.
SOLID JOB CREATION IN 2005
•  Over the first six months of 2005, Ontario has gained 76,300 jobs compared to the same period last year, a 1.2 per cent increase.  In June, Ontario gained 6,900 net new jobs, the fifth consecutive monthly job gain.  The June unemployment rate was 6.7 per cent.
•  Ontario employment increased by 1.7 per cent or 108,000 new jobs in 2004, while the unemployment rate for the year fell to 6.8 per cent from 7.0 per cent in 2003.
RETAIL SALES GROWING
•  Over the first five months of 2005, Ontario retail sales were 4.3 per cent higher than the same period in 2004.
INFLATION REMAINS MODERATE
•  The Ontario CPI inflation rate rose to 1.9 per cent (year-to-year) in June from 1.5 per cent in May.  In 2004, the Ontario CPI Inflation rate was 1.9 per cent, down from 2.7 per cent in 2003 and the lowest rate since 1999.
ACTIVITY IN HOUSING MARKET MODERATES
•  Over the first six months of 2005, Ontario housing starts were 4.1 per cent lower than during the same period last year.
•  Over the first five months of 2005, Ontario home resales were 4.5 per cent lower than the record-setting pace of 2004.  Average prices for a resale home were up 7.0 per cent in May from a year ago.
NON-RESIDENTIAL BUILDING PERMITS STRONGER
•  Over the first five months of 2005, the value of Ontario building permits issued for commercial, industrial and institutional construction was 19.9 per cent higher than the same period a year ago.  A total of $3.2 billion in construction permits has been issued over this period.
MANUFACTURING SHIPMENTS GROW / INTERNATIONAL EXPORTS WEAKER IN 2005
•  Over the first five months of 2005, Ontario shipments were 2.3 per cent higher than the same period in 2004.
•  So far this year, Ontario international exports were down 0.7 per cent from the first five months of last year, while imports were up 4.1 per cent.
--------------------------------------------------------------------------------------------------------------------------

                                                            5

ONTARIO FINANCES                                                                              RECENT ECONOMIC DEVELOPMENTS
-------------------------------------------------------------------------------------------------------------------

                                                 KEY ECONOMIC INDICATORS
                            (Per Cent Change from previous period, unless indicated otherwise)
--------------------------------------------------------------------------------------------------------------------------
                                                         Annual   Annual                     Quarterly
                                                       -------------------------------------------------------------------
                                                          2003     2004      04:1     04:2      04:3     04:4      05:1
                                                       -------------------------------------------------------------------
Output (Seasonally Adjusted at Annual Rates)
   Real GDP                                  Ontario      1.7       2.8      1.3       6.2      6.0       2.7      2.0
   Nominal GDP                               Ontario      3.3       4.7      4.0       9.9      6.5       5.1      4.1

--------------------------------------------------------------------------------------------------------------------------
                                                         Annual   Annual                    Monthly 2005
                                                       -------------------------------------------------------------------
                                                          2003     2004      Feb       Mar      Apr       May      Jun
                                                       -------------------------------------------------------------------
Other Indicators (Seasonally Adjusted)
Labour Markets
   Labour Force (Change in 000s)                          174       103       25       14        23       40       (3)
   Employment (Change in 000s)                            173       108       19        7        26       32        7
   Unemployment Rate (%)                                  7.0       6.8      6.8       6.9      6.8       6.9      6.7
Household Sector
   Retail Sales                                           3.4       3.2      0.3      (0.1)     1.8      (2.6)     N/A
   Housing Starts (000s)*                                 85.2     85.1      73.9     72.3      86.3     74.7     103.6
   MLS Home Resales**                                     3.6       7.0      1.3     (14.3)    (5.0)      0.3      N/A
Manufacturing Shipments                                  (1.7)      7.0     (2.1)     (3.6)     1.4      (0.7)     N/A
   Transportation Equipment                              (3.3)      5.0     (4.8)     (9.7)     4.9      (1.5)     N/A
Consumer Price Index**                                    2.7       1.9      2.2       2.3      2.3       1.5      1.9
--------------------------------------------------------------------------------------------------------------------------
Sources:  Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation, Canadian Real Estate Association
          and Ward's Automotive.
--------------------------------------------------------------------------------------------------------------------------
*  Monthly housing starts are expressed at a seasonally adjusted annual rate.
**   per cent change from a year earlier.
N/A = Data not available.

                                                            6

                                                     ONTARIO FINANCES
                                                     FINANCIAL TABLES

REVENUE
-------------------------------------------------------------------------------------------------------------------

($ Millions)                                                                                        2005-06
                                                                             ---------------------------------------------
                                                                      Interim        Budget         Current*       In-Year
                                                                      2004-05          Plan          Outlook        Change
--------------------------------------------------------------------------------------------------------------------------
TAXATION REVENUE
   Personal Income Tax                                                 19,095         20,026         20,026              -
   Retail Sales Tax                                                    14,903         15,475         15,475              -
   Corporations Tax                                                     9,513          9,248          9,248              -
   Employer Health Tax                                                  3,886          4,033          4,033              -
   Ontario Health Premium                                               1,749          2,422          2,422              -
   Gasoline Tax                                                         2,283          2,308          2,308              -
   Fuel Tax                                                               719            733            733              -
   Tobacco Tax                                                          1,466          1,511          1,511              -
   Land Transfer Tax                                                    1,056          1,056          1,056              -
   Electricity Payments-In-Lieu of Taxes                                  509            656            656              -
   Other Taxes                                                            284            258            258              -
                                                               -----------------------------------------------------------
                                                                       55,463         57,726         57,726              -
--------------------------------------------------------------------------------------------------------------------------
GOVERNMENT OF CANADA
   Canada Health Transfer (CHT)**                                       5,636          7,127          7,127              -
   Canada Social Transfer (CST)***                                      2,917          3,311          3,311              -
   CHST Supplements                                                       775            584            584              -
   Social Housing                                                         521            520            520              -
   Infrastructure Programs                                                222            293            293              -
   Wait Times Reduction Fund                                              242            243            243              -
   Medical Equipment Funds                                                387            194            194              -
   Other Government of Canada                                           1,324            901            901              -
                                                               -----------------------------------------------------------
                                                                       12,024         13,173         13,173              -
--------------------------------------------------------------------------------------------------------------------------
INCOME FROM INVESTMENT IN GOVERNMENT BUSINESS ENTERPRISES
   Ontario Lottery and Gaming Corporation                               1,970          1,941          1,941              -
   Liquor Control Board of Ontario                                      1,140          1,186          1,186              -
   Ontario Power Generation Inc. and Hydro One Inc.                       402            887            887              -
   Other Government Enterprises                                             2              5              5              -
                                                               -----------------------------------------------------------
                                                                        3,514          4,019          4,019              -
--------------------------------------------------------------------------------------------------------------------------
OTHER NON-TAX REVENUE
   Reimbursements                                                       1,258          1,319          1,319              -
   Electricity Debt Retirement Charge                                   1,009          1,018          1,018              -
   Vehicle and Driver Registration Fees                                   991          1,017          1,017              -
   Power Sales                                                            610            961            961              -
   Other Fees and Licences                                                494            510            510              -
   Liquor Licence Revenue                                                 493            502            502              -
   Net Reduction of Power Purchase Contract Liability                     236            396            396              -
   Sales and Rentals                                                      355            369            369              -
   Royalties                                                              268            236            236              -
   Miscellaneous Other Non-Tax Revenue                                    422            441            441              -
                                                               -----------------------------------------------------------
                                                                        6,136          6,769          6,769              -
--------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                          77,137         81,687         81,687              -
--------------------------------------------------------------------------------------------------------------------------
*  First-quarter fiscal forecast as at June 30, 2005.
**   Health Reform Fund included in CHT in 2004-05.
***  Includes 2005 Federal Budget additional Early Learning and Child Care revenues of $272 million in 2005-06.

                                                            8

OPERATING EXPENSE
-------------------------------------------------------------------------------------------------------------------

($ Millions)                                                                                       2005-06
                                                                              --------------------------------------------
                                                                       Interim        Budget       Current*        In-Year
MINISTRY                                                               2004-05          Plan        Outlook         Change
--------------------------------------------------------------------------------------------------------------------------
Agriculture and Food                                                       733           564            564              -
   One-Time and Extraordinary Costs                                        444             -              -              -
Attorney General                                                         1,183         1,199          1,199              -
Board of Internal Economy                                                  149           167            167              -
Children and Youth Services                                              2,856         3,196          3,196              -
Citizenship and Immigration                                                 56            63             63              -
Community and Social Services                                            6,393         6,595          6,595              -
Community Safety and Correctional Services                               1,741         1,753          1,753              -
Consumer and Business Services                                             201           178            178              -
Culture                                                                    295           275            275              -
Democratic Renewal Secretariat                                               2             4              4              -
Economic Development and Trade                                             279           688            688              -
Education                                                               10,526        11,267         11,267              -
   Teachers' Pension Plan (TPP)                                            240           290            290              -
Energy                                                                     138           148            148              -
Environment                                                                310           314            314              -
Executive Offices                                                           19            19             19              -
Finance - Own Account                                                    1,141         1,126          1,126              -
   Interest on Debt                                                      9,609         9,796          9,796              -
   Community Reinvestment Fund/Ontario Municipal
     Partnership Fund                                                      626           662            662              -
   Community Reinvestment Fund One-Time Transition
     Funding                                                               233             -              -              -
   Power Purchases                                                         850           961            961              -
Health and Long-Term Care                                               31,112        32,948         32,948              -
Intergovernmental Affairs                                                   13             8              8              -
Labour                                                                     132           146            146              -
Management Board Secretariat                                               687           469            469              -
   Retirement Benefits                                                     493           514            514              -
   Contingency Fund                                                          -           557            522            (35)
Municipal Affairs and Housing                                              771           683            683              -
Native Affairs Secretariat                                                  18            14             44             30
Natural Resources                                                          485           492            492              -
Northern Development and Mines                                              79           111            116              5
Office of Francophone Affairs                                                4             4              4              -
Public Infrastructure Renewal                                               20            30             30              -
Tourism and Recreation                                                     184           163            163              -
Training, Colleges and Universities                                      4,298         4,781          4,781              -
Transportation                                                             911           975            975              -
Year-End Savings                                                             -          (350)          (350)             -
--------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSE                                                 77,231        80,810         80,810              -
--------------------------------------------------------------------------------------------------------------------------
*  First-quarter fiscal forecast as at June 30, 2005.
Note:   Does not reflect government restructuring of ministries as announced on June 29, 2005.  Work is currently underway to implement the new government structure and will be reflected in future fiscal updates.

                                                            9

CAPITAL EXPENSE+
-------------------------------------------------------------------------------------------------------------------

($ Millions)                                                                                         2005-06
                                                                              --------------------------------------------
                                                                       Interim         Budget        Current*      In-Year
MINISTRY                                                               2004-05           Plan         Outlook       Change
--------------------------------------------------------------------------------------------------------------------------
Agriculture and Food                                                         4             11            11              -
Attorney General                                                            37             75            75              -
Children and Youth Services                                                  5            109           109              -
Community and Social Services                                               20             33            33              -
Community Safety and Correctional Services                                  32             48            48              -
Consumer and Business Services                                               4              5             5              -
Culture                                                                     67            115           115              -
Economic Development and Trade                                              77             82            82              -
Education                                                                   50              6             6              -
Energy                                                                      53             49            49              -
Environment                                                                  7             13            13              -
Finance                                                                      5              5             5              -
Health and Long-Term Care                                                  531            339           339              -
Management Board Secretariat**                                              (5)           (18)          (18)             -
Municipal Affairs and Housing                                              273            392           392              -
Native Affairs Secretariat                                                   2              3             3              -
Natural Resources                                                           74             53            53              -
Northern Development and Mines                                             357            421           421              -
Public Infrastructure Renewal                                               46             57            57              -
   Capital Contingency Fund                                                  -            175           175              -
Tourism and Recreation                                                      65             93            93              -
Training, Colleges and Universities                                        421            135           135              -
Transportation                                                             774            622           622              -
Year-End Savings                                                             -           (150)         (150)             -
--------------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL EXPENSE                                                    2,899          2,673         2,673              -
--------------------------------------------------------------------------------------------------------------------------
+  Starting in 2002-03, major tangible capital assets owned by Provincial ministries (land, buildings and transportation infrastructure) are accounted for on a full accrual accounting basis. Other tangible capital assets owned by Provincial ministries will continue to be accounted for as expense in the year of acquisition or construction. All capital assets owned by consolidated government organizations are accounted for on a full accrual basis.
*  First-quarter fiscal forecast as at June 30, 2005.
**   Ministries' contributions for investments in Provincially owned land and buildings are recorded as an expense by the contributing ministries. Starting in 2002-03 any resulting adjustment to expense from the capitalization and amortization of most of these Provincially owned land and buildings is recorded in Management Board Secretariat.
Note:   Does not reflect government restructuring of ministries as announced on June 29, 2005.  Work is currently underway to implement the new government structure and will be reflected in future fiscal updates.

Schedule of Net Investment in Capital Assets - 2005-06 Current Outlook*
($ Millions)
--------------------------------------------------------------------------------------------------------------------------
                                                                                               Government
                                                          Land and        Transportation     Organizations'
                                                          Buildings       Infrastructure     Capital Assets          Total
--------------------------------------------------------------------------------------------------------------------------
Acquisition/Construction of Major
   Tangible Capital Assets                                   160              1,131                526               1,817
Amortization of Provincially Owned
   Major Tangible Capital Assets                             (84)              (534)              (206)              (824)
--------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT IN CAPITAL ASSETS                              76                597                320                 993
--------------------------------------------------------------------------------------------------------------------------
*  First-quarter fiscal forecast as at June 30, 2005.

                                                            10

   ONTARIO'S 2005-06 FINANCING PROGRAM
-------------------------------------------------------------------------------------------------------------------

Consolidated Province and Ontario Electricity Financial Corporation
($ Millions)
--------------------------------------------------------------------------------------------------------------------------
                                                                                                   2005-06
--------------------------------------------------------------------------------------------------------------------------
                                                                       Interim         Budget      Current*        In-Year
                                                                       2004-05           Plan      Outlook          Change
--------------------------------------------------------------------------------------------------------------------------
Deficit/(Surplus)                                                        2,993          2,796         2,796              -
Adjustments for:
   Non-Cash Items Included in Deficit                                   (1,971)         2,309         2,309              -
   Amortization of Major Tangible Capital Assets                          (796)          (824)         (824)             -
Acquisitions of Major Tangible Capital Assets                            1,474          1,817         1,817              -
Debt Maturities                                                         15,313         20,500        20,500              -
Debt Redemptions                                                         1,377            700           700              -
Canada Pension Plan Borrowing                                           (1,033)        (1,214)       (1,159)            55
Increase / (Decrease) in Cash and Cash Equivalents                           -              -          (558)          (558)
Pre-funding for 2005-06                                                  5,940              -             -              -
Decrease / (Increase) in Short-Term Borrowing                              180              -             -              -
Other Uses / (Sources) of Cash                                           1,365          1,144         1,647            503
--------------------------------------------------------------------------------------------------------------------------
Long-Term Public Borrowing Requirement                                  24,842         27,228        27,228              -
--------------------------------------------------------------------------------------------------------------------------
*  First-quarter fiscal forecast as at June 30, 2005.

Borrowing Program Status (as at June 30, 2005)
($ Billions)
--------------------------------------------------------------------------------------------------------------------------
                                                                     Completed              Remaining                Total
--------------------------------------------------------------------------------------------------------------------------
Province                                                                  11.6                   13.1                 24.7
Ontario Electricity Financial Corporation                                  0.7                    1.8                  2.5
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                     12.3                   14.9                 27.2
--------------------------------------------------------------------------------------------------------------------------

•  Long-Term Public Borrowing undertaken as at June 30, 2005, was $12.3 billion as follows:

                                          ($ Billions)
------------------------------------- ---------------------
Ontario Savings Bonds                                   1.8
Domestic Issues                                         8.2
Global Issues                                           1.8
Euro Medium Term Notes                                  0.3
Other                                                   0.2
                                      ---------------------
                                                       12.3
------------------------------------- ---------------------

•  The current outlook for the Total Long-Term Public Borrowing Requirement is unchanged from the Budget
   Plan. In-year changes to the components of the Total Long-Term Public Borrowing Requirement are:
   •   An increase in Other Uses/(Sources) of Cash, which is mainly attributable to projected short-term loans to the Ontario Power Authority (OPA), to bridge the timing of their cash flow requirements.
   •   Use of $55 million of Canada Pension Plan (CPP) borrowing to finance early retirement of less cost-
       effective debt. This $55 million is unavailable to reduce the Long-Term Public Borrowing Requirement.
   •   These items are offset by an equivalent reduction in Cash and Cash Equivalents.

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